UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hammerhead Energy Inc.
(Name of Issuer)

Class A Common Shares, without par value
(Title of Class of Securities)

408302107
(CUSIP Number)

Brian Cohen 1901 Partners Management, LP 1 Village Plaza, Suite 103 Kings Park, NY 11754 (646) 961-3014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 408302107	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON 1901 Lux Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 408302107	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON 1901 Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 408302107	SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Shares, without par value (the “Common Shares”), of Hammerhead Energy Inc., an Alberta corporation (the “Issuer”). The principal executive offices of the Issuer is Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1.

Item 2.	Identity and Background.

(a)(c)(f)	This statement is being filed by 1901 Lux Holdings, LP, a Delaware limited partnership (“1901 Lux Holdings”) and 1901 Partners GP, LLC, a Delaware limited liability company (“1901 Partners GP”), the general partner of 1901 Lux Holdings (together, the “Reporting Persons”). The managing members of 1901 Partners GP are Bryan Begley, Daniel Penrod and Neil Wallack (the “Managers”).

(b)	The address of the principal office and principal business of each of the Reporting Persons is 1 Village Plaza, Suite 103, Kings Park, NY 11754.

(d)	During the past five years, none of the Reporting Persons and none of the Managers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons and none of the Managers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP No. 408302107	SCHEDULE 13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a)(b)	See rows 7, 8, 9, 10, 11 and 13 of the cover sheet for each of the Reporting Persons. Percentage beneficial ownership is based on 90,778,275 Common Shares outstanding as of February 23, 2023, as reported by the Issuer in its Form 20-F filed on March 1, 2023.
(c)(e)

On October 16, 2023 1901 Lux Holdings notified its limited partners of the terms of a distribution in kind of all of the shares of the Issuer owned by it and surrendered the shares for distribution on October 24, 2023.  Shares received by 1901 Partners GP will be further distributed in kind by 1901 Partners GP. Upon completion of these distributions, each of the reporting persons will cease to be the beneficial owner of more than five percent of the Common Shares.

(d)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement (previously filed)
99.2	Form of Lock-up Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

CUSIP No. 408302107	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2023

1901 Lux Holdings, LP

By: 1901 Partners GP, LLC, as general partner

By:	/s/ Brian Cohen
	Name:	Brian Cohen
	Title:	Chief Financial Officer

1901 Partners GP, LLC

By:	/s/ Brian Cohen
	Name:	Brian Cohen
	Title:	Chief Financial Officer